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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          CARDIAC PATHWAYS CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                           ADAM ACQUISITION 2001 INC.
                         BOSTON SCIENTIFIC CORPORATION
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))
                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                  141408 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                 LAWRENCE J. KNOPF                                   LAWRENCE J. KNOPF
           BOSTON SCIENTIFIC CORPORATION                        ADAM ACQUISITION 2001 INC.
            ONE BOSTON SCIENTIFIC PLACE                         ONE BOSTON SCIENTIFIC PLACE
               NATICK, MA 01760-1537                               NATICK, MA 01760-1537
                  (508) 650-8567                                      (508) 650-8567

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                                   COPIES TO:

                                 CLARE O'BRIEN
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
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
                       $50,250,375.47                                                 $10,050.08
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

 *Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $5.267, the per share tender offer price, by the 9,052,243 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $47,678,163.88 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $2,572,211.59, being the net consideration for the Subject Company's 1,907,831 in-the-money employee stock options and the 96,924 rights to purchase shares of Common Stock that may be issued pursuant to the Subject Company's employee stock purchase plan to arrive at a total transaction value of $50,250,375.47.

**Calculated as 1/50 of 1% of the transaction value.

[ ]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID:  __________________________         FILING PARTY:  _______________________________________
   FORM OR REGISTRATION NO.:  __________________________        DATE FILED: _________________________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13c-4
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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

     This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Adam Acquisition 2001 Inc., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights (together, the "Shares"), of Cardiac Pathways Corporation, a Delaware corporation (the "Company"), at a purchase price of $5.267 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (ii) (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of June 28, 2001 (the "Merger Agreement"), among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(i) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(i)    Offer to Purchase dated July 10, 2001.
(a)(1)(ii)   Form of Letter of Transmittal.
(a)(1)(iii)  Form of Notice of Guaranteed Delivery.
(a)(1)(iv)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(1)(v)    Form of Letter from Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees to Clients.
(a)(1)(vi)   Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.
(a)(1)(vii)  Summary Advertisement as published in The New York Times on
             July 10, 2001.
(a)(5)(i)    Press Release issued by Parent on June 29, 2001
             (incorporated by reference to exhibit 99.1 of the Schedule
             TO-C filed by Parent on June 29, 2001).
(a)(5)(ii)   Communication by Parent to employees on June 29, 2001
             (incorporated by reference to exhibit 99.2 of the Schedule
             TO-C filed by Parent on June 29, 2001).
(a)(5)(iii)  Transcript of Analyst Call held by Parent on June 29, 2001
             (incorporated by reference to exhibit 99.3 of the Schedule
             TO-C Amendment filed by Parent on July 6, 2001).
(d)(i) Agreement and Plan of Merger, dated as of June 28, 2001, among Parent, Purchaser and the Company (incorporated by reference to exhibit 1 of the Schedule 13D filed by Parent on July 9, 2001).
(d)(ii)      Stock Purchase Agreement, dated as of June 28, 2001, among
             Parent and certain holders of the Company's preferred stock
             (incorporated by reference to exhibit 2 of the Schedule 13D filed by Parent on July 9, 2001).
(d)(iii)     Stockholder Agreement, dated as of June 28, 2001, among
             Parent, Purchaser and Van Wagoner Funds, Inc. (incorporated by reference to exhibit 3 of the Schedule 13D filed by Parent on July 9, 2001).
(d)(iv)      Stockholders Agreement, dated as of June 28, 2001, among
             Parent, Purchaser and certain directors and executive officers of the Company (incorporated by reference to exhibit 4 of the Schedule 13D filed by Parent on July 9,
             2001).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2001

                                          ADAM ACQUISITION 2001 INC.

                                          By      /s/ LAWRENCE J. KNOPF
                                            ------------------------------------
                                            Name: Lawrence J. Knopf
                                            Title:  Vice President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2001

                                          BOSTON SCIENTIFIC CORPORATION

                                          By      /s/ LAWRENCE J. KNOPF
                                            ------------------------------------
                                            Name: Lawrence J. Knopf
                                            Title:  Assistant General Counsel

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)(i)      Offer to Purchase dated July 10, 2001.
(a)(1)(ii)     Form of Letter of Transmittal.
(a)(1)(iii)    Form of Notice of Guaranteed Delivery.
(a)(1)(iv)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
(a)(1)(v)      Form of Letter from Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees to Clients.
(a)(1)(vi)     Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.
(a)(1)(vii)    Summary Advertisement as published in The New York Times on
               July 10, 2001.
(a)(5)(i)      Press Release issued by Parent on June 29, 2001
               (incorporated by reference to exhibit 99.1 of the Schedule
               TO-C filed by Parent on June 29, 2001).
(a)(5)(ii)     Communication by Parent to employees on June 29, 2001
               (incorporated by reference to exhibit 99.2 of the Schedule
               TO-C filed by Parent on June 29, 2001).
(a)(5)(iii)    Transcript of Analyst Call held by Parent on June 29, 2001
               (incorporated by reference to exhibit 99.3 of the Schedule
               TO-C Amendment filed by Parent on July 6, 2001).
(d)(i)         Agreement and Plan of Merger, dated as of June 28, 2001,
               among Parent, Purchaser and the Company (incorporated by
               reference to exhibit 1 of the Schedule 13D filed by Parent on July 9, 2001).
(d)(ii)        Stock Purchase Agreement, dated as of June 28, 2001, among
               Parent and certain holders of the Company's preferred stock
               (incorporated by reference to exhibit 2 of the Schedule 13D filed by Parent on July 9, 2001).
(d)(iii)       Stockholder Agreement, dated as of June 28, 2001, among
               Parent, Purchaser and Van Wagoner Funds, Inc. (incorporated by reference to exhibit 3 of the Schedule 13D filed by
               Parent on July 9, 2001).
(d)(iv)        Stockholders Agreement, dated as of June 28, 2001, among
               Parent, Purchaser and certain members of management of the
               Company (incorporated by reference to exhibit 4 of the
               Schedule 13D filed by Parent on July 9, 2001).